
08054489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from __________ to __________

Commission file number ~~1-4455~~ 1-9102

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ameron International Corporation
245 South Robles
Pasadena, CA 91101-3638

Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Accounting Firm

To the Participants and Administrator of the
Ameron International Corporation
Ameron International Corporation 401(k) Retirement Savings Plan
Pasadena, California

We have audited the accompanying statements of net assets available for benefits of Ameron International Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameron International Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Pasadena, California
June 27, 2008

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2007 and 2006

	2007	2006
Assets		
Investments, participant directed, at fair value		
Mutual funds	$ 35,889,290	$ 32,062,782
Collective trusts	10,024,183	10,108,599
Ameron stock fund	7,450,696	5,924,403
Participant loans	811,996	782,347
Total investments	54,176,165	48,878,131
Receivables		
Employer contributions	856,197	765,771
Employee contributions	9,968	80,600
Other	-	9,361
Accrued interest and dividends	27,626	24,645
Total receivables	893,791	880,377
Total assets	55,069,956	49,758,508
Liabilities		
Corrective distributions payable	196,218	195,602
Total liabilities	196,218	195,602
Net assets available for benefits at fair value	54,873,738	49,562,906
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(78,224)	110,866
Net assets available for benefits	$ 54,795,514	$ 49,673,772

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions to net assets	
Investment income	
Net appreciation in fair value of investments	$ 5,040,962
Interest and dividends	677,338
Interest from participant loans	52,851
Total investment income	5,771,151
Contributions	
Participant	2,587,371
Employer	1,117,217
Rollover	542,826
Total contributions	4,247,414
Total additions	10,018,565
Deductions	
Benefits paid	4,700,606
Corrective distributions	196,218
Total deductions	4,896,824
Net increase in net assets	5,121,741
Net assets available for benefits	
Beginning of year	49,673,773
End of year	$ 54,795,514

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General
The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supersede the Plan agreement. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration
The Plan is administered by a Benefits Committee appointed by the Company's Board of Directors. The Benefits Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments
The Northern Trust Company (the "Trustee"), serve as directed trustee and custodian of the Plan. The Trustee also acts as fund manager for certain Plan investments. The Trustee is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Record keeper
Hewitt Associates (the "Record keeper") serves as the primary record keeper for the Plan.

Eligibility
All salaried and non-union hourly employees of the Company, or companies that have adopted the Plan, are eligible to participate in the Plan, provided they have attained age 18, been an employee at least 30 days, and are a resident or citizen of the United States of America.

Employee Contributions
Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code") and are subject to an annual limit ($15,500 for 2007). In addition, participants who are age 50 or older as of the end of the year may be eligible to make an additional "catch up" contribution as described in the Code. Such maximum additional contribution was $5,000 for 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment options described in Note 3. Participants may elect to change future contribution percentages on a monthly basis.

1. Description of the Plan (Continued)

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant's employee pre-tax deferral contribution, up to the first 2% of eligible employee compensation. Such match is a maximum of 1 percent of the employee's eligible annual compensation as defined by the Plan document. Such contributions are made in the form of cash and are credited monthly to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity ("ROE")	Company Matching Contribution as a Percentage of Employee Contribution
ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements.

Vesting

Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant's years of service with the Company, beginning after the first year of service and such amounts become 100% vested after 5 years. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's vested and unvested contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

1. Description of the Plan (Continued)

Termination
Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and non-forfeitable.

Participant Loans
Participants may elect to borrow from their investment fund accounts amounts ranging from $1,000 up to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case, the loan term may be up to 15 years. The interest rate on the loan is prime rate plus 1 percent, and the loan is collateralized by the participant's vested account balance. Interest rates on loans outstanding at December 31, 2007 range from 5 to 10 percent per annum. Principal and interest are paid regularly through payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments
Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may leave his or her account balance in the Plan, if the balance exceeds $1,000 and the participant has not yet attained age 65.

Forfeitures
Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Forfeitures applied to employer contributions totaled $ 46,538 for the year ended December 31, 2007. The unallocated forfeitures balance at December 31, 2007 was $71,950.

Plan Amendments
The Plan was fully amended and restated during January 2007 in compliance with the most recent government regulations. There were no significant changes to the operation of the plan due to the amendment and restatement.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis and in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition
The Plan's investments in shares of registered investment company mutual funds and Ameron common stock are stated at fair value, based on quoted market prices on the last business day of the Plan year. The Ameron Stock Fund is a unitized fund whose underlying assets consist primarily of Ameron common stock, along with an established level of funds held in a money market account for liquidity purposes. The Ameron Stock Fund's unit price is computed by the Trustee daily, by dividing the Fund's net assets at fair value, by the number of units outstanding, which are determined daily by the record keeper. Participant loans are valued at face value, which approximates fair value. Money market funds are valued at cost plus accrued interest.

The assets of the Northern Collective Stable Asset Fund include investment contracts which are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, as defined below, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated based on market quotations of the underlying securities contained in the contracts.

Purchases and sales of securities are reflected on a trade-date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Company paid the administrative expenses of the Plan in 2007. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the year ended December 31, 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

Risks and Uncertainties
The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows at December 31:

	2007	2006
PIMCO Total Return II Inst	$ 6,180,135	$ 6,263,166
Allianz CCM Mid Cap Inst	14,633,028	11,738,215
Northern Institutional Global Tactical Asset Alloc. C	4,992,746	4,356,436
Northern Institutional Equity Index A	10,083,382	9,704,965
Northern Collective Stable Asset Fund	9,766,723	10,009,736
Ameron Common Stock Fund	7,450,696	5,924,403

3. Investments (Continued)

The net appreciation or depreciation of the fair value of investments by investment type is as follows for the year ended December 31, 2007:

Mutual funds	$ 3,627,377
Collective trusts	449,687
Ameron stock fund	1,641,236
Net appreciation in fair value of investments	$ 5,718,300

4. Transactions with Related Parties

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

5. Federal Income Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on August 19, 2002. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code. The Plan has applied for a new determination letter which is expected to be received in 2008.

6. Reconciliation of Financial Statements to Form 5500

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$54,795,514	49,673,772
Increase: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	78,224	(110,866)
Net assets available for benefits per the Form 5500	$54,873,738	$49,562,906

	Year Ended December 31, 2007
Net increase in net assets per the financial statements	$5,121,741
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – 2007	78,224
Adjustment for fair value to contract value for fully benefit-responsive investment contracts – 2006	110,866
Net increase in assets per the Form 5500	$ 5,310,831

Supplemental Schedule

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year
At December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	Interest in Mutual Funds		
	PIMCO	PIMCO Total Return II Inst	$ 6,180,135
	Allianz	Allianz CCM Mid Cap Inst	14,633,028
*	Northern Trust	Northern Instl. Global Tactical Asset Alloc C	4,992,746
*		Northern Institutional Equity Index A	10,083,381
		Total Interest in Mutual Funds	35,889,290
	Interest in Collective Trusts		
*	Northern Trust	Northern Collective Stable Asset Fund**	9,688,499
		Northern Short Term Fund	257,460
		Total Interest in Collective Funds	9,945,959
*	Participant Loans	Participant Loans (Interest rates ranging from 5.0% to 10.0% per annum and maturing through June 2020)	811,996

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

** The Northern Collective Stable Asset Fund holds investment contracts that are presented at contract value. Fair value of those investments, representing the benefits available to Plan participants, was $9,766,723 as of December 31, 2007

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year (Continued)
At December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	Ameron Stock Fund	Unitized collective trust, containing primarily Ameron International Corporation Common Stock	$ 7,450,696
		Grand Total	$54,097,941

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

Ameron International Corporation
401(k) Retirement Savings Plan
Exhibit Index

Exhibit	Description	Page
23	Consent of Independent Auditors	13

McGladrey & Pullen
Certified Public Accountants

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-114534, No. 33-57308, No. 33-59697, No. 333-36497 and No. 333-61816) of Ameron International Corporation of our report dated June 27, 2008 with respect to the financial statements and the supplemental schedule of the Ameron International Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007, which appears in this Form 11-K.

McGladrey & Pullen, LLP

Pasadena, California
June 27, 2008

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

By: 

James R. McLaughlin
Ameron International Corporation
Senior Vice President, Chief Financial Officer & Treasurer

Dated June 21, 2007

END